UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No...)*

                                    SBE, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   783873201
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                                 (CUSIP Number)

        Norman H. Pessin, 605 Third Ave., 19th Floor, New York, NY 10158
                               (tel: 212-476-5654)
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 July 19, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

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                                  Page 1 of 5 Pages

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

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     1)  Name of Reporting Persons,
         S.S. or I.R.S. Identification Nos of Above Persons:
         a)  Sandra F. Pessin
         b)  SEP IRA F/B/O Norman H. Pessin
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     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  N/A
         (b)
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     3)  SEC Use Only

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     4)  Source of Funds (See Instructions)
         PF
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     5)  Check if Disclosure of Legal Proceedings
         is Required Pursuant to Item 2(D) or 2(E)             [_]
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     6)  Citizenship or Place of Organization             USA
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                       7)   Sole Voting Power:            a) 116,000  b) 175,000
    Number of         ----------------------------------------------------------
     Shares            8)   Shared Voting Power:          --
  Beneficially        ----------------------------------------------------------
  Owned by Each        9)   Sole Dispositive Power:       a) 116,000  b) 175,000
    Reporting         ----------------------------------------------------------
   Person With         10)  Shared Dispositive Power:     --
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     11) Aggregate Amount Beneficially Owned by
         Each Reporting Person
         a) 116,000
         b) 175,000
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     12  Check If the Aggregate Amount in Row (11)
         Excludes Certain Shares:                         N/A
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     13  Percent of Class Represented by Amount in Row (11)   a) 3.4%
                                                              b) 5.14%
                                                              --------
                                                       Total:    8.54%
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                                  Page 3 of 5 Pages

     14) Type of Reporting Person (See Instructions):  IN

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ITEM 1: IDENTITY AND BACKROUND
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(a)  Norman H. Pessin                           (a)  Sandra F. Pessin
(b)  Norman H. Pessin,                          (b)  c/o Norman H. Pessin,
     605 Third Ave., 19th Floor,                     605 Third Ave., 19th Floor,
     New York, NY  10158                             New York, NY  10158
(c)  Retired                                    (c)  Housewife
(d)  None                                       (d)  None
(e)  None                                       (e)  None
(f)  USA                                        (f)  USA
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ITEM 3: SOURCE AND AMOUNT OF FUNDS

      A total of 175,000 shares were purchased with $903,711 of funds in the SEP IRA Account F/B/O Norman H. Pessin. On July 19, 2001 a total of 75,000 shares were purchased by Sandra F. Pessin with personal funds of $112,500. On July 25, 41,000 shares were purchased by Sandra F. Pessin for $46,240.

ITEM 4: PURPOSE OF TRANSACTION

      The shares were purchased for investment. The filer reserves the right to seek changes in the management of the issuer in the future or in its business. No such plans currently exist.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

      (a) The SEP IRA Account beneficially owns 175,000 or 5.14% of the outstanding shares of Common Stock of the issuer. Sandra F. Pessin personally owns 116,000 or 3.4% of the outstanding shares of Common Stock of the issuer.

      (b) The SEP IRA Account has sole power of disposition over the 175,000 shares and sole power to vote the 175,000 shares. Norman H. Pessin has sole power of disposition and the sole power to vote the 116,000 shares held by Sandra F. Pessin.

      (c) The SEP IRA Account F/B/O Norman H. Pessin purchased an aggregate of 84,000 shares on January 2, 2001, January 4, 2001, January 5, 2001, January 12, 2001, January 16, 2001, January 22, 2001, January 23, 2001, February 20, 2001,
February 21, 2001, February 23, 2001, February 26, 2001, February 27, 2001, March 1, 2001, March 6, 2001, March 8, 2001, March 12, 2001, March 15, 2001,
March 16, 2001, and March 21, 2001 for a total purchase price of $316,815.

      Sandra F. Pessin purchased 75,000 shares on July 19, 2001 for $112,500 and purchased 41,000 shares on July 25, 2001 for $46,240.

      (d) Not Applicable

      (e) Not Applicable

                                  Page 4 of 5 Pages

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

        N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        N/A

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEP IRA ACCOUNT F/B/O NORMAN H. PESSIN

By: /s/ Norman H. Pessin                           /s/ Sandra F. Pessin
    ---------------------------                    -----------------------------
    Norman H. Pessin                               Sandra F. Pessin

                                              By:  /s/ Norman H. Pessin
                                                   -----------------------------
                                                   Norman H. Pessin
                                                   Power of Attorney

August 8, 2001


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